PRESS RELEASE

FOR IMMEDIATE RELEASE

TIBERIUS CAPITAL, LLC ANNOUNCES CASH TENDER OFFER

FOR PETROSEARCH ENERGY CORPORATION (OTC: PTSG)

AT $0.33 NET PER SHARE

CHICAGO, Illinois, June 22, 2009 — Tiberius Capital, LLC (“Tiberius”), a value-opportunity fund located in Chicago, announced today that it has commenced a tender offer to acquire 15,004,239 outstanding shares of common stock (the “Shares”) of PetroSearch Energy Corporation (OTC: PTSG) (“PetroSearch”) for a price of $0.33 net per share in cash. The Shares that Tiberius is offering to purchase, together with the Shares that Tiberius currently owns, would total 51% of the outstanding Shares on a fully diluted basis. A key condition to the tender offer is that PetroSearch stockholders vote against the proposed merger with Double Eagle Petroleum Co.

The tender offer price of $0.33 represents a 73.7% premium over the closing price of the Shares as of June 19, 2009. Tiberius currently owns 6,106,014 Shares or 14.77% of the outstanding Shares.

“We are making the tender offer because we are extremely disappointed in the Double Eagle merger price. Given PetroSearch’s prospects, we’d rather own a majority stake ourselves, and work with the remaining shareholders to increase value,” stated John M. Fife, who, with Robert T. Sullivan, is one of the principals of Tiberius. Mr. Fife continued, “The proven oil and gas reserves of PetroSearch are significantly undervalued in the proposed merger, to the detriment of PetroSearch stockholders. Other potential strategies that we may cause PetroSearch to pursue include a partial repurchase of Shares, an extraordinary dividend, liquidation, selling or licensing PetroSearch’s oil and gas properties, and/or a merger or other business combination.”

The tender offer is scheduled to expire at 11:59 P.M., New York City time, on Friday, August 7, 2009, unless extended. Tiberius reserves the right (but is not obligated) to purchase more than 15,004,239 Shares, if more are tendered. The tender offer is subject to certain conditions, including Tiberius being satisfied that at least $8.75 million in cash or long-term marketable securities remains in PetroSearch at the expiration of the tender offer.

Further details and other conditions of the tender offer are set forth in the Offer to Purchase. The tender offer documents, including the Offer to Purchase and related Letter of Transmittal, will be filed today with the Securities and Exchange Commission (“SEC”). PetroSearch’s stockholders may obtain copies of the tender offer documents for free when they become available at www.sec.gov. Free copies of such documents can also be obtained when they become available by calling Mellon Investor Services LLC, toll-free at (866) 222-8371. PetroSearch stockholders are advised to read all of the tender offer documents carefully and in their entirety, because they contain important information.

Forward-looking Statements

This press release contains forward-looking statements. Tiberius disclaims any intent or obligation to update these forward-looking statements. All statements contained herein that are not clearly historical in nature or that may necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” “potential,” “strategy,” “pursue,” and similar expressions are generally intended to identify forward-looking statements. Such statements are based on management’s current expectations, but actual results may differ materially due to various factors such as delays in effecting the tender offer, unanticipated events, prolonged adverse conditions in the U.S. economy, and expectations regarding PetroSearch’s financial condition and liquidity. Forward-looking statements involve risks and uncertainties.

TIBERIUS CAPITAL, LLC

303 EAST WACKER DRIVE, SUITE 311 CHICAGO, ILLINOIS 60601